Press Release	July 21, 2021

Largo Resources Announces Second Quarter 2021 Production and Sales Results;
Positive Vanadium Demand Expected to Continue in H2 2021

  V2O5 production of 3,070 tonnes (6.8 million lbs[1]) in Q2 2021, a 20% increase over Q2 2020 and 55% above Q1 2021

  Total V2O5 equivalent sales of 3,027 tonnes in Q2 2021 vs. 1,018 tonnes in Q2 2020

  Global V2O5 recovery rate[2]  of 79.9% in Q2 2021 vs. 80.8% in Q2 2020

  Commissioning of vanadium trioxide ("V2O3") processing plant initiated

  2021 production, sales and cost guidance maintained

  Strong vanadium demand continues: Tight vanadium availability coupled with strong demand has led to continued price increases since the start of 2021

  Entered into first battery sales contract with Enel Green Power España ("EGPE") for a VCHARGE± system: One of the largest vanadium redox flow battery ("VRFB") deployments in Europe

  Advanced discussions with additional energy storage customers ongoing

TORONTO - Largo Resources Ltd. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) announces quarterly production of 3,070 tonnes (6.8 million lbs1) of vanadium pentoxide ("V2O5") and sales of 3,027 tonnes of V2O5 equivalent from its Maracás Menchen Mine in Q2 2021.

Paulo Misk, President and Chief Executive Officer of Largo, stated: "I am very encouraged by the ongoing development of our clean energy division as highlighted by the recent signing of our first milestone battery sales contract with a world-class partner, EGPE. We believe this further validates the Company's innovative value proposition for energy storage customers and underpins a significant growth opportunity for Largo." He continued: "In Q2 2021, the Company concluded the commissioning and ramp up activities associated with its kiln and cooler upgrades, including improvements of the mining, crushing and milling circuits to support a new nameplate production capacity of 1,100 tonnes of V2O5 per month. We expect to reach the new nameplate capacity in Q3 2021. Following these activities, global recoveries2 began to improve in Q2 2021 and the Company achieved 82.2% in June. Looking ahead, we expect to achieve our 2021 production and sales guidance through a rigorous operating and sales program during the remainder of the year.

"We are also pleased to report that commissioning of the Company's V2O3 processing plant has begun and production is expected by the end of the third quarter. V2O3 is an important high purity material required in the manufacturing of master alloys, chemical products and electrolyte used in VRFBs. The addition of this product should increase the Company's high purity market share as this sector gradually recovers and will support the development of our clean energy division with its use in the manufacturing of electrolyte." He concluded: "Vanadium prices continued to edge higher in Q2 2021 following limited material availability and increased demand from the steel industry. During Q2 2021, the average European Fastmarkets Metalbulletin price per lb of V2O5 was US$8.19, representing an increase of 16% over Q1 2021 and 33% above the average price seen in Q2 2020. We expect vanadium prices to remain elevated and well above long-term averages throughout the second half of 2021."

A summary of the Company's Q2 2021 production and sales results is presented below:

Maracás Menchen Mine Production and Sales	Q2 2021	Q1 2021	Q2 2020

Total Ore Mined (tonnes)	340,734	263,966	257,357
Ore Grade Mined - Effective Grade (%)[3]	1.15	1.22	1.20

Effective Grade of Ore Milled (%)[3]	1.20	1.26	1.29
Concentrate Produced (tonnes)	98,372	100,467	99,059
Grade of Concentrate (%)	3.23	3.21	3.20
Contained V2O5 (tonnes)	3,180	3,223	3,174

Crushing Recovery (%)	98.0	96.8	97.7
Milling Recovery (%)	97.5	97.1	94.7
Kiln Recovery (%)	89.7	88.9	91.7
Leaching Recovery (%)	97.9	97.1	99.1
Chemical Plant Recovery (%)	95.2	95.3	96.1
Global Recovery (%)[2]	79.9	77.4	80.8

V2O5 produced (Flake + Powder) (tonnes)	3,070	1,986	2,562
V2O5 produced (equivalent pounds)[1]	6,768,183	4,378,375	5,648,236
V2O5 equivalent sold (tonnes)	3,027	2,783	1,018

Q2 2021 Production Results

Total production from the Maracás Menchen Mine was 3,070 tonnes of V2O5 in Q2 2021, representing a 20% increase over Q2 2020 and a 55% increase over Q1 2021. V2O5 production was 1,092 tonnes in April, with 1,075 tonnes being produced in May and 903 tonnes in June. Lower production seen in June was largely due to a reduction in the total ore mined as a result of the Company's transition to a new mining contractor. The full transition was completed in Q2 2021.

In Q2 2021, 340,734 tonnes of ore with an effective V2O5 grade3 of 1.15% were mined compared to 257,357 tonnes in Q2 2020 with an effective V2O5 grade3 of 1.20%. The Company also produced 98,372 tonnes of concentrate ore with an average V2O5 grade of 3.23% in Q2 2021 compared to 99,059 tonnes in Q2 2020 with an average V2O5 grade of 3.20%.

The Company achieved a global recovery2 of 79.9% in Q2 2021, being 1% lower than the 80.8% achieved in Q2 2020 and 3% higher than the 77.4% achieved in Q1 2021. The global recovery2 in April was 78.8%, with 78.5% achieved in May and 82.0% achieved in June. Global recoveries2 in April and May were largely impacted by the commissioning and ramp up activities associated with the kiln and cooler upgrades. These activities concluded in Q2 2021.

Clean Energy Division Update

During Q2 2021, Largo Clean Energy Corp. ("LCE") remained focused on obtaining certification of its VCHARGE± VRFB system under UL1973 and UL9540 requirements to support expected 2022 project deployments. In addition, building modifications of its product development and stack manufacturing center are expected to commence shortly which will enable the installation and commissioning of stack manufacturing capacity and test equipment. The Company continues the hiring of additional personnel to support the achievement of its set targets and timelines.

On July 20, 2021, the Company announced that LCE entered into its first VCHARGE± VRFB system sales contract with EGPE. Under the contract, LCE is obligated to deliver a 5 hour 6.1 MWh VCHARGE± system for a project in Spain with expected commissioning in Q4 2022, subject to receipt of notice to proceed from EGPE within the next 180 days.

About Largo Resources

Largo Resources is an industry preferred, vertically integrated vanadium company. It services multiple vanadium market applications through the supply of its unrivaled VPURE™ and VPURE+™ products, from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through its world-class VCHARGE± vanadium redox flow battery technology. The Company's common shares are listed on the Toronto Stock Exchange and on the Nasdaq Stock Market under the symbol "LGO".

For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For additional information on Largo Clean Energy, please visit www.largocleanenergy.com.

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For further information, please contact:

Investor Relations:

Alex Guthrie
Senior Manager, External Relations
aguthrie@largoresources.com
Tel: +1 416‐861‐9797

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered "financial outlook" for the purposes of application Canadian securities legislation ("forward-looking statements"). Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the iron ore price environment, the timing and cost related to the build out of the ilmenite plan, eventual production from the ilmenite plant, the ability to sell ilmenite on a profitable basis and the extent and overall impact of the COVID-19 pandemic in Brazil and globally. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business, our ability to complete a listing on the Nasdaq, our ability to protect and develop our technology, our ability to maintain our IP, our ability to market and sell our VCHARGE± battery system on specification and at a competitive price, our ability to secure the required production resources to build our VCHARGE± battery system, our ability to produce iron ore and the adoption of VFRB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on SEDAR from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

1 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

3 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.